Exhibit 99.3
4 February 2020
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 4 February 2020 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	4 February 2020
Number of ordinary shares purchased	4,059
Average price paid (pence)	4179.5025
Highest price paid (pence)	4197.5000
Lowest price paid (pence)	4159.5000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,257,040,067 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: GMT
Currency: GBp

Aggregated Information
Date of purchase: 4 February 2020
Number of ordinary shares purchased: 4,059
Volume weighted average price paid per share (pence): 4179.5025

Transaction Date and Time	Volume	Price (GBp)	Trading Venue	Transaction Reference Number
04-Feb-2020 08:00:27	9	4159.5000	XLON	11003110000000626-E00WkMbanM3e20200204
04-Feb-2020 08:00:27	138	4159.5000	XLON	11003110000000626-E00WkMbanM3g20200204
04-Feb-2020 08:03:42	99	4162.0000	XLON	01003010000002155-E00WkMbanU9M20200204
04-Feb-2020 08:03:42	70	4163.0000	XLON	11003110000002287-E00WkMbanU8a20200204
04-Feb-2020 08:03:42	65	4163.5000	XLON	11003110000002592-E00WkMbanU7o20200204
04-Feb-2020 08:03:42	204	4162.0000	XLON	11003110000002190-E00WkMbanU9620200204
04-Feb-2020 08:03:42	34	4162.0000	XLON	01003010000002155-E00WkMbanU9820200204
04-Feb-2020 08:05:27	118	4162.5000	XLON	01003010000003416-E00WkMbanZMJ20200204
04-Feb-2020 08:05:27	145	4162.5000	XLON	11003110000003417-E00WkMbanZME20200204
04-Feb-2020 08:05:27	82	4162.5000	XLON	11003110000003417-E00WkMbanZMH20200204
04-Feb-2020 08:10:40	65	4182.0000	XLON	11003110000005983-E00WkMbannyz20200204
04-Feb-2020 08:10:43	7	4180.5000	XLON	01003010000005943-E00WkMbanoGw20200204
04-Feb-2020 08:10:55	65	4172.5000	XLON	11003110000006123-E00WkMbanp5o20200204
04-Feb-2020 08:12:42	66	4170.0000	XLON	01003010000006589-E00WkMbanv0b20200204
04-Feb-2020 08:14:25	66	4179.5000	XLON	11003110000007566-E00WkMbanzy620200204
04-Feb-2020 08:16:00	66	4181.0000	XLON	11003110000008584-E00WkMbao4gB20200204
04-Feb-2020 08:20:48	71	4186.5000	XLON	11003110000011424-E00WkMbaoIkp20200204
04-Feb-2020 08:24:00	66	4197.5000	XLON	11003110000013218-E00WkMbaoREE20200204
04-Feb-2020 08:45:39	71	4196.0000	XLON	01003010000025942-E00WkMbapKrK20200204
04-Feb-2020 09:05:42	66	4195.0000	XLON	01003010000036346-E00WkMbaq2GK20200204
04-Feb-2020 09:15:48	65	4181.0000	XLON	11003110000040860-E00WkMbaqJHq20200204
04-Feb-2020 09:23:38	78	4184.0000	XLON	01003010000043574-E00WkMbaqTTp20200204
04-Feb-2020 09:28:14	40	4186.5000	XLON	01003010000045251-E00WkMbaqa1q20200204
04-Feb-2020 09:28:22	32	4186.0000	XLON	11003110000045678-E00WkMbaqaBs20200204
04-Feb-2020 09:28:31	67	4182.0000	XLON	01003010000045635-E00WkMbaqaRY20200204
04-Feb-2020 09:30:26	66	4180.5000	XLON	11003110000046635-E00WkMbaqcuR20200204
04-Feb-2020 09:32:08	69	4179.5000	XLON	01003010000047283-E00WkMbaqfHY20200204
04-Feb-2020 09:36:06	72	4182.0000	XLON	01003010000048702-E00WkMbaqkQ320200204
04-Feb-2020 09:37:09	72	4182.0000	XLON	01003010000049061-E00WkMbaqmMv20200204
04-Feb-2020 09:38:39	65	4180.0000	XLON	11003110000049879-E00WkMbaqoRr20200204
04-Feb-2020 09:41:52	65	4180.5000	XLON	11003110000051188-E00WkMbaqsk220200204
04-Feb-2020 09:46:51	67	4181.0000	XLON	01003010000052646-E00WkMbaqzmp20200204
04-Feb-2020 09:50:19	65	4184.5000	XLON	11003110000053836-E00WkMbar4hh20200204
04-Feb-2020 09:58:38	68	4190.0000	XLON	11003110000056118-E00WkMbarEzI20200204
04-Feb-2020 10:16:11	69	4194.0000	XLON	01003010000060949-E00WkMbarb8O20200204
04-Feb-2020 10:35:33	71	4193.0000	XLON	01003010000068584-E00WkMbaruvb20200204
04-Feb-2020 10:45:55	68	4193.0000	XLON	01003010000072313-E00WkMbas4LI20200204
04-Feb-2020 10:56:38	85	4189.5000	XLON	11003110000076953-E00WkMbasG5M20200204
04-Feb-2020 11:04:06	66	4188.0000	XLON	01003010000079885-E00WkMbasMqg20200204
04-Feb-2020 11:05:28	68	4186.0000	XLON	11003110000080408-E00WkMbasOKA20200204
04-Feb-2020 11:10:15	67	4189.5000	XLON	01003010000082132-E00WkMbasTjd20200204
04-Feb-2020 11:15:48	54	4190.0000	XLON	11003110000084535-E00WkMbasaAL20200204
04-Feb-2020 11:15:48	66	4191.0000	XLON	01003010000084343-E00WkMbasa9k20200204

Transaction Date and Time	Volume	Price (GBp)	Trading Venue	Transaction Reference Number
04-Feb-2020 11:25:20	67	4182.5000	XLON	11003110000087811-E00WkMbasjZx20200204
04-Feb-2020 11:27:13	66	4182.0000	XLON	01003010000088214-E00WkMbasmI820200204
04-Feb-2020 11:36:32	72	4181.5000	XLON	11003110000091410-E00WkMbasv8e20200204
04-Feb-2020 11:37:21	65	4181.0000	XLON	11003110000092043-E00WkMbasvrx20200204
04-Feb-2020 11:44:21	66	4186.0000	XLON	11003110000094677-E00WkMbat4nw20200204
04-Feb-2020 11:45:33	71	4182.5000	XLON	01003010000094904-E00WkMbat65820200204
04-Feb-2020 11:48:46	2	4187.0000	XLON	01003010000096277-E00WkMbat9he20200204
04-Feb-2020 11:48:46	64	4187.0000	XLON	01003010000096277-E00WkMbat9hl20200204
04-Feb-2020 11:51:53	67	4185.0000	XLON	11003110000097362-E00WkMbatCAa20200204
04-Feb-2020 11:55:48	91	4182.5000	XLON	11003110000098567-E00WkMbatGJF20200204
04-Feb-2020 11:58:28	65	4183.0000	XLON	01003010000099523-E00WkMbatIHX20200204
04-Feb-2020 12:03:53	70	4184.5000	XLON	11003110000103240-E00WkMbatPFR20200204
04-Feb-2020 12:06:25	70	4183.0000	XLON	11003110000103705-E00WkMbatS6L20200204
04-Feb-2020 12:08:25	68	4182.5000	XLON	01003010000104459-E00WkMbatUeW20200204
04-Feb-2020 12:21:49	51	4191.5000	XLON	01003010000109344-E00WkMbatj9320200204
04-Feb-2020 12:21:49	14	4191.5000	XLON	01003010000109344-E00WkMbatj9620200204
04-Feb-2020 12:25:17	12	4192.5000	XLON	01003010000110540-E00WkMbatmWU20200204

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Investor Relations, United Kingdom
Menno Sanderse
T +44 20 7781 1517
M +44 7825 195 178

David Ovington
T +44 20 7781 2051
M +44 7920 010 978
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462

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END